Exhibit 99.1

FEMSA Announces Ordinary Dividend Proposal for 2021

Monterrey, Mexico, March 2, 2021 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announces that its Board of Directors has proposed an ordinary dividend in the amount of Ps. 7,687 million, to be paid during 2021. The dividend is subject to approval of the annual shareholders meeting to be held on March 24, 2021. This proposal represents a decrease of 25.8% compared to the dividend paid during 2020. It reflects a prudent approach after a challenging year, in which the global pandemic drove a reduction in FEMSA’s cash flow received from certain investments and operations.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. FEMSA also participates in the specialized distribution industry in the United States. Through its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

March 2, 2021	1